P.E. 2/1/02

02012930

SEC 1815 (02/2001)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

RECEIVED FEB 04 2002 167

For the month of February, 2001

Breakwater Resources Ltd.
(Translation of registrant's name into English)

95 Wellington Street West, Suite 2000, Toronto, Ontario M5J 2N7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PROCESSED
FEB 11 2002
THOMSON FINANCIAL

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BREAKWATER RESOURCES LTD.
(Registrant)

By: *(signed) E. Ann Wilkinson*
E. Ann Wilkinson
Corporate Secretary

Date: February 1, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

BREAKWATER RESOURCES LTD.
(Exact name of registrant as specified in its charter)

EXHIBITS

INDEX TO EXHIBITS

The following documents are being filed with the Commission as exhibits to, and are incorporated by reference into and form part of, the report on Form 6-K.

Number	Exhibit
1.	News Release issued February 1, 2002.

EXHIBIT 1

BREAKWATER RESOURCES LTD.
95 Wellington Street West, Suite 2000
Toronto, Ont., M5J 2N7

Tel: (416) 363-4798
Fax: (416) 363-1315

NEWS RELEASE

February 1, 2002…..(TSE..BWR) Breakwater Resources Ltd. is pleased to announce certain changes to arrangements with its banking syndicate and its major shareholder, Dundee Bancorp Inc. ("Dundee"). As previously announced, the banking syndicate has agreed to increase Breakwater's existing term loan by US$6.5 million with a new maturity date of January 2, 2003. The full US$6.5 million has been guaranteed by Dundee. For providing its support for these arrangements, Breakwater had previously agreed to issue to Dundee a warrant to purchase up to 50,000,000 common shares of Breakwater. This payment to Dundee was subject to regulatory approval. Regulatory approval has been received for the issue of an initial warrant to Dundee to purchase up to 15,400,705 shares and a further warrant to be issued following the completion of the previously announced rights offering as described below. The exercise price of each of the warrants issued to Dundee will be $0.20 per common share and the warrants will expire five years from the date of issue. Prior to the rights offering, in the event that the initial warrant is exercised in full, the percentage ownership interest of Dundee in Breakwater would increase to approximately 38.5% on a partially diluted basis from its present 28.5%.

As part of its financial plan, Breakwater intends to offer its shareholders the right to acquire one share for each share held. On the completion of this rights offering, Breakwater will only issue the further warrant to Dundee to the extent required in order to ensure that Dundee holds warrants to purchase up to the number of common shares of Breakwater such that, in the event that the warrants were exercised in full, the percentage ownership interest of Dundee in Breakwater would remain at approximately 38.5% on a partially diluted basis. Based on 100% of the rights being exercised with Dundee exercising its allocated rights, Breakwater will issue the further warrant to Dundee to purchase up to 15,400,705 shares under the same terms and conditions as the previous warrant.

Breakwater's business plan and its agreement with the banking syndicate include the capital expected to be raised by the proposed rights issue. Dundee has agreed to the significant reduction in the number of warrants in order to give Breakwater the necessary ability to proceed immediately with its announced rights offering. The receipt of regulatory approval for a reduced number of warrants eliminates the need and substantial expense of seeking further approvals at a special meeting of shareholders and allows Breakwater to proceed with its business plan. The Company intends to file a preliminary prospectus shortly.

This news release contained forward-looking statements. When used in this news release the words "anticipate", "believe", "intend", "estimate", "plans", "projects", "expect", "will", "budget", "could", "may", and similar expressions are intended to identify forward-looking statements. To the extent that this news release contains forward-looking statements regarding operating results or business prospects please be advised that the actual operating results and business performance of the Company may differ materially from that anticipated, projected or estimated in such forward-looking statements.

Should you require further information please contact:

C. K. Benner,
President and Chief Executive Officer
416-363-4798 Ext. 269
cbenner@breakwater.ca

René R. Galipeau
Executive Vice President
and Chief Financial Officer
416-363-4798 Ext.260
rgalipeau@breakwater.ca